UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

AROTECH CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

042682 20 3

(CUSIP Number)

Ephraim Fields

Echo Lake Capital

237 Park Ave – 9th Floor

NY, NY 10017

(212) 251-3381

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
EPHRAIM FIELDS

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,224,804

8. Shared Voting Power
None

9. Sole Dispositive Power
1,224,804

10. Shared Dispositive Power
None

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,224,804
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
5.0%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $0.01 par value, of Arotech Corporation, a Delaware corporation (the “Issuer” or the “Company”) having its principal executive offices at 1229 Oak Valley Drive, Ann Arbor, Michigan 48108.

ITEM 2. IDENTITY AND BACKGROUND

(a) Ephraim Fields (the “Reporting Person”)

(b) c/o Echo Lake Capital

237 Park Ave – 9th Floor

NY, NY 10017

(c) Reporting Person’s principal occupation is investing.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that Reporting Person is subject to an order in an SEC administrative proceeding, File No. 3-13962.  Without admitting or denying any violation, Reported Person submitted an offer to the SEC to settle the matter by agreeing to cease and desist from committing any violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, to be censured and to pay a fifty thousand dollar penalty, with the offer of settlement being accepted in the SEC's order.

(f) USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total cost for purchasing the Common Stock reported as owned by the Reporting Person in this Statement, including brokerage commissions, was approximately $3,192,880.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person purchased the Common Stock based on the Reporting Person’s belief that the Common Stock, when purchased, were undervalued and did not adequately reflect the potential value of the Company’s underlying business and assets. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns in the aggregate 1,224,804 shares of Common Stock, which represents approximately 5.0% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 24,568,351 shares of Common Stock issued and outstanding as of March 13, 2015 as reported in the Company’s Form 10-K filed with the SEC on March 20, 2015.

(b) The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c) The transactions effected by the Reporting Person in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:                   List of transactions effected by the Reporting Person in the Company’s Common Stock during the 60-day period preceding this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2015

Date

/s/ Ephraim Fields

Signature

Ephraim Fields

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

SCHEDULE A

Transaction	Number of Shares	Price Per
Date	Purchased/ (Sold)	Share ($)
3/20/2015	20,000	3.31
3/20/2015	4,000	3.33
3/20/2015	12,800	3.28
3/20/2015	26,068	3.25
3/20/2015	67	3.58
3/19/2015	16,000	3.48
3/18/2015	6,440	3.40
3/18/2015	9,560	3.37
3/18/2015	32,000	3.33
3/18/2015	12,000	3.30
3/18/2015	8,000	3.28
3/18/2015	53,200	3.25
3/18/2015	3,500	3.13
3/18/2015	16,000	3.36
3/18/2015	7,410	3.34
3/18/2015	8,590	3.32
3/16/2015	(4,000)	2.91
3/16/2015	(15,200)	2.89
3/16/2015	(15,000)	2.84
3/16/2015	1,100	2.81
3/13/2015	(8,350)	2.83
3/13/2015	(4,300)	3.00
3/13/2015	(1,800)	2.92
3/13/2015	(28,500)	2.96
3/13/2015	(12,500)	2.99
3/13/2015	(8,500)	2.94
3/13/2015	(8,000)	2.79
3/12/2015	34,600	2.83
2/20/2015	(38,232)	2.62
2/19/2015	(12,500)	2.67
2/11/2015	20,000	2.49
2/3/2015	18,000	2.26
1/23/2015	9,000	2.27
1/20/2015	2,800	2.26